CONTRAFECT CORPORATION

28 WELLS AVENUE, THIRD FLOOR

YONKERS, NEW YORK 10701

May 23, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Christine Westbrook

Re:	CONTRAFECT CORPORATION

Registration Statement on Form S-3 (Registration No. 333-217989)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-217989) (the “Registration Statement”) of ContraFect Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on May 25, 2017, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Peter Handrinos at (617) 948-6060 or Greg Rodgers at (212) 906-2918.

If you have any questions regarding the foregoing, please do not hesitate to contact Peter Handrinos at (617) 948-6060 or Greg Rodgers at (212) 906-2918, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

CONTRAFECT CORPORATION

By:	/s/ Natalie Bogdanos
Name:	Natalie Bogdanos
Title:	General Counsel, Corporate Secretary and Member of the Interim Office of the Chief Executive Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP
Gregory P. Rodgers, Latham & Watkins LLP